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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. Lombard Street, 17th Floor
(No. and Street)

Baltimore	Maryland	21202-3243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews, Chief Financial Officer — (443) 796-4003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. Padonia Road, Ste 600	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Joyce G. Miller

Notary Public

my commission expires 12-4-10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

Signal Hill

Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

Members of
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC ("SHCG"), as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of SHCG's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 17, 2010

SIGNAL HILL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 6,899,319
Certificates of deposit	2,014,584
Restricted cash and deposits	751,244
Investment banking fees receivable, net	599,791
Receivable from clearing broker	377,618
Other receivables	59,155
Note receivable	16,424
Other investments	321,748
Due from employees, net	50,000
Due from related party	1,366,423
Prepaid expenses	115,333
Property and equipment, net	260,452
Security deposits	67,311
TOTAL ASSETS	$ 12,899,402

LIABILITIES AND EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 424,222
Accrued compensation	1,046,473
Deferred rent	302,048
Deferred revenue	175,000
Total liabilities	1,947,743
EQUITY	10,951,659
TOTAL LIABILITIES AND EQUITY	$ 12,899,402

The accompanying notes are an integral part of this statement of financial condition.

Signal Hill

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), providing investment banking services, institutional brokerage and equity research for small and mid-cap companies and their investors. SHCG focuses its services on the following sectors: business and health care services, education, media, technology, telecommunications, and specialty insurance. SHCG is headquartered in Baltimore, Maryland and has offices in Boston, Massachusetts and San Francisco, California.

Method of Accounting

The statement of financial condition is prepared on the accrual basis of accounting.

Cash and Cash Equivalents

SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Certificates of Deposit

SHCG maintained certificates of deposit totaling $2,014,584 at December 31, 2009. The certificates bear interest ranging from 1.00% to 2.25% and have maturities between March and April 2010, with penalties for early withdrawal.

Restricted Cash and Deposits

SHCG maintains a certificate of deposit as security for the lease of its headquarters, and has cash on deposit with its clearing broker. The certificate of deposit bears interest at 1.45% and matures in September 2010, with penalties for early withdrawal. Restricted cash and deposits were $751,244 at December 31, 2009.

Investment Banking Fees Receivable, net

Investment banking fees receivable include amounts due arising from SHCG's investment banking and advisory engagements.

The carrying amount of investment banking fees receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

Signal Hill

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking Fees Receivable, net (continued)
At December 31, 2009, 70% of investment banking fees receivable were due from three clients.

Receivable From Clearing Broker
SHCG clears customer transactions through another broker-dealer on a fully-disclosed basis. The amount receivable from the clearing broker relates to the amount on deposit and the commissions related to customer transactions. SHCG has indemnified the clearing broker for any losses as a result of customer nonperformance.

Other Investments
The other investments, one of which is a related party, are recorded under the provisions of the Investment Topic of the FASB Accounting Standards Codification at cost less any impairments in the value that are not temporary in nature. As of December 31, 2009, there were no such impairments.

Depreciation
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of Lease

Income Taxes
SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Use of Estimates
The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE B. EQUITY

SHCG is authorized to issue 1,000 units. As of December 31, 2009, all 1,000 units were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG. Each member's liability is limited to the amount of capital invested in SHCG.

NOTE B. EQUITY (Continued)

SHCG shall distribute on or before April 1st of each year to each member the excess, if any, of the Member's Aggregate Tax Liability over the aggregate amounts previously distributed to such Member for all prior and current fiscal years (the Tax Distribution).

Except as disclosed above, SHCG is not obligated to make any periodic distributions to members. The amount and timing of any distributions are at the discretion of the Board of Directors.

NOTE C. INVESTMENT BANKING FEES RECEIVABLE, net

At December 31, 2009 investment banking fees receivable consists of the following:

Investment banking fees receivable	$ 651,750
Less: allowance for doubtful accounts	51,959
Investment banking fees receivable, net	$ 599,791

NOTE D. OTHER INVESTMENTS

Other investments are recorded at cost, which are evaluated annually for other-than-temporary impairments.

The following table reflects the costs, gross unrealized gains and losses and fair values of other investments held at December 31, 2009:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Other investments	$ 321,748	n/a	n/a	n/a

NOTE E. PROPERTY AND EQUIPMENT, NET

At December 31, 2009 property and equipment consist of the following:

Computer and office equipment	$ 364,983
Furniture and fixtures	159,250
Leasehold improvements	115,828
	640,061
Less: accumulated depreciation	379,609
Property and equipment, net	$ 260,452

Depreciation expense was $130,048 for the year ended December 31, 2009.

NOTE F. COMMITMENTS

Operating Leases and Subscriptions

SHCG sub-leases its headquarters in Baltimore, Maryland which expires in December 2014 and leases its San Francisco, California office and Boston, Massachusetts office, which expire in September 2012 and March 2010, respectively. The Baltimore lease has increasing minimum monthly payments from $30,592 to $35,036. The San Francisco and Boston leases have a minimum monthly payment of $6,674 and $1,662, respectively. SHCG is liable for common area maintenance charges on each lease.

SHCG has entered into various lease agreements for office equipment and commitments for financial data and other services. The terms of the leases and subscriptions expire between June 2010 and December 2013. Monthly payments range between $470 and $2,331.

Future minimum rental commitments are as follows:

December 31, 2010	$	633,515
2011		583,211
2012		505,933
2013		421,446
2014		424,344
	$	2,568,449

Investment Commitment

SHCG invested in a related party LLC and has committed to invest a total of up to $1,000,000 in the partnership. The commitment is callable at the request of the manager of the LLC. As of December 31, 2009, the remaining commitment is $930,000.

NOTE G. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, SHCG made various loans to, and received various repayments from, the related holding company that was created at the time of SHCG's restructuring. This money was due on demand and does not accrue interest. The amount of the loan at December 31, 2009 was $1,366,423.

SHCG held an investment in SH Capital Investors I, LLC (the "Fund") at December 31, 2009 a total amount of $86,547 is included in other investments. The Fund is deemed to be a related party to SHCG.

Signal Hill

NOTE H. RETIREMENT PLAN

SHCG maintains a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions, both of which are immediately vested. SHCG, at its discretion, can also make Profit Sharing Contributions.

NOTE I. NET CAPITAL REQUIREMENT

SHCG is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. At December 31, 2009, SHCG had net capital of $7,637,661 or $7,308,161 in excess of its required net capital of $329,500, and the percentage of aggregate indebtedness to net capital was 26%.

NOTE J. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

SHCG is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, SHCG is not required to prepare a determination of reserve requirement and SHCG is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

NOTE K. SUBSEQUENT EVENTS

In preparing this statement of financial condition, management of SHCG has evaluated events and transactions subsequent to December 31, 2009 through February 17, 2010, the date this statement of financial condition was available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition.

Signal Hill

Signal Hill Capital Group LLC

(SEC I.D. No. 8-65530)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC Document

Signal Hill